

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

April 26, 2010

Gary Pokrassa
Chief Financial Officer
Lakeland Industries, Inc.
701 Koehler Avenue Suite 7
Ronkonkoma, NY 11779

   Re: **Lakeland Industries Inc.**
       Form 10-K for the Fiscal Year ended January 31, 2009
       Filed April 15, 2009
       File No. 000-15535

Dear Mr. Pokrassa:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

         Sincerely,

         Jeff Jaramillo
         Accounting Branch Chief